 Spartacus Acquisition Shelf Corp.

6470 E Johns Crossing, Suite 490

Duluth, GA 30097

September 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Spartacus Acquisition Shelf Corp.

Registration Statement on Form S-4

File No. 333-257441

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to and in accordance with Rule 461 under the Securities Act of 1933, as amended, Spartacus Acquisition Shelf Corp., a Delaware corporation (the “Company”), respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on September 13, 2021, or as soon thereafter as is practicable.

The Company hereby authorizes David A. Bartz, with the Company’s outside legal counsel, K&L Gates LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by telephone call to David A. Bartz, with the law firm K&L Gates LLP, at (615) 780-6743.

Sincerely

By:	/s/ Igor Volshteyn
Name: Igor Volshteyn
Title: President